Exhibit 99.1

RGC RESOURCES, INC.

RECOVERY OF INCENTIVE COMPENSATION POLICY

Effective as of October 1, 2023

In the event RGC Resources, Inc. (the “Company”) determines it must prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company shall reasonably promptly recover any erroneously awarded compensation that was received by any current or former covered officer during the applicable lookback period.

For purposes of this policy the following definitions apply:

(i)	“covered officer” means any current or former executive officer of the Company as defined under Rule 10D-1 of the Act, and such other senior executives as may be determined by the Committee;
(ii)	“incentive-based compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure;
(iii)

“financial reporting measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measure that is derived wholly or in part from such measure, stock price and total shareholder return;

(iv)

“erroneously awarded compensation” means, with respect to each current or former covered officer in connection with an accounting restatement, the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid;

(v)

“lookback period” means, with respect to any accounting restatement, the three completed fiscal years of the Company immediately preceding the restatement date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year);

(vi)

“restatement date” means the earlier to occur of (1) the date the Board, a committee of the Board or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, or (2) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement; and

(vii)

“received” means with respect to any accounting restatement the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if payment or grant of the incentive-based compensation occurs after the end of that period.

Application of this policy will be at the direction of the Compensation Committee (the “Committee”) of the Board of Directors (“Board”) in accordance with the final listing standards adopted by the Nasdaq Stock Market (“Nasdaq”) pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Act”).

The Committee shall have broad discretion to determine the appropriate means and timing (which shall in all circumstances be reasonably promptly) of recovery of erroneously awarded compensation based on all applicable facts and circumstances, which may include without limitation:

(i)	requiring repayment or return of prior incentive-based compensation awards;
(ii)	cancelling unvested incentive-based compensation awards;
(iii)	offsetting the amount to be recovered from any compensation owed by the Company to the covered officer; or
(iv)	adjusting future compensation of such covered officer, subject to compliance with Section 409A of the Internal Revenue Code and any other applicable laws.

In addition, the Committee may, to the extent permitted by law, take other remedial and recovery action, as determined by the Committee. The recovery of erroneously awarded compensation under this policy is in addition to any other right or remedy available to the Company.

For any incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the accounting restatement, (i) the amount of erroneously awarded compensation shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received, and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq.

Notwithstanding the foregoing, the Company shall not be required to seek recovery of erroneously awarded compensation under this policy if such recovery would be impracticable and/or involve tax-qualified retirement plans, as determined by the Committee in accordance with the Nasdaq listing standards. Any such determination that the recoupment is not required shall be documented in accordance with the Nasdaq listing standards.

The Committee shall have full and final authority to make all determinations under this policy, including without limitation, the authority to: (i) construe all terms, provisions, conditions and limitations of this policy; (ii) correct any defect, supply any omission or reconcile any inconsistency that may appear in this policy in such manner and to such extent as the Committee shall determine appropriate; and (iii) make all other determinations or take any actions necessary or advisable for the administration of this policy. All determinations and decisions made by the Committee pursuant to the provisions of this policy shall be final, conclusive and binding on all persons. The determination of the Committee need not be uniform with respect to one or more covered officers. The Company shall take such action as it deems necessary or appropriate to implement this policy, including requiring all covered officers to acknowledge the rights and powers of the Company and the Committee hereunder.

This policy shall apply to all incentive-based compensation that is received on or after October 1, 2023.